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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*







                              Market America, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, $.00001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    570556100
                                  -------------
                                 (CUSIP Number)

                                December 31, 1998
              ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

                  [ ]  Rule 13d-1(b)

                  [ ]  Rule 13d-1(c)

                  |X|  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 570556100

(1)      Name of Reporting Person

                  James H. Ridinger

(2)      Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                     (b)   /  /
(3)      SEC Use Only

(4)      Citizenship or Place of Organization

                  U.S.A.

                                    (5)           Sole Voting Power
           Number of                                   14,005,100
             Shares
          Beneficially              (6)           Shared Voting Power
            Owned By                                    1,197,150
              Each
            Reporting               (7)           Sole Dispositive Power
             Person                                    14,005,100
              With
                                    (8)           Shared Dispositive Power
                                                        1,197,150

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  15,202,250

(10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  /  /

(11)      Percent of Class Represented by Amount in Row (9)

                  76.2%

(12)     Type of Reporting Person

                  IN

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              This statement amends the Schedule 13G filed with the U.S.
Securities and Exchange Commission on February 18, 1997 by James H. Ridinger relating to the common stock, par value $.00001 per share, of Market America, Inc.

              Item 4 is amended to read as follows:

Item 4.  Ownership

         As of December 31, 1998:

         (a) Amount beneficially owned: 15,202,250

         (b) Percent of class: 76.2%

         (c) Number of shares as to which the person has:

             (i)   sole power to vote or to direct the vote: 14,005,100

             (ii)  shared power to vote or to direct the vote: 1,197,150*

             (iii) sole power to dispose or to direct the disposition of:
                   14,005,100

             (iv)  shared power to dispose or to direct the disposition of:
                   1,197,150*
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* Includes 101,450 shares held in the name of Loren Ashley Ridinger, Mr.
Ridinger's wife, and 1,095,700 shares subject to the AAA Plus Trust, c/o Conyers, Dill & Pearman, Barristers and Attorneys, Hamilton, Bermuda, 341,500 of which are held by the trustee and 754,200 of which are held by Mr. Ridinger's personal attorney for the benefit of the trust.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 1999


Signature:    /s/ James H. Ridinger
           ---------------------------

Name:  James H. Ridinger


      Attention: Intentional misstatements or omissions of fact constitute

               Federal criminal violations (see 18 U.S.C. ss. 1001).